Exhibit 99.1

G Medical Innovations Will Provide Services to Veterans and Military Personnel by Partnering With Resilient Support Services

Rehovot, Israel, Aug. 17, 2023 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (“G Medical Innovations”), an industry innovator in comprehensive remote patient monitoring solutions, today announced that its wholly-owned subsidiary, G Medical Innovations USA, Inc., has entered into an agreement with Resilient Support Services Inc. (“RSS”) to expand the health care and remote patient monitoring capabilities to U.S. veterans and military personnel. RSS is a Service-Disabled Veteran-Owned Business that partners with U.S. federal agencies and private sector businesses that are concerned with improving the medical care of veterans and the military community.

G Medical Innovations’ innovative technology will help federal agencies and military personnel to better monitor and diagnose new onset cardiovascular symptoms as part of a growing need in virtual care. This will allow full access to near real-time patient information which will also be analyzed by certified cardiac monitoring technicians through G Medical Innovations’ own independent diagnostic testing facility.  Available to both adult and pediatric patients, this cloud-based monitoring system includes a small, water-resistant monitor that patients will receive by mail or in person.  Patient’s symptoms can then be monitored in near real-time from the comfort of their home. Those who experience unusual arrythmias or other monitored symptoms receive immediate communication from providers, enabling greater access to care and, in some cases, earlier diagnoses of serious medical conditions.

The use of the G Medical Prizma device will allow for state-of-the-art remote patient monitoring (RPM) in the comfort of their home. This care experience platform ensures that patients remain connected with their care teams through next-generation devices to improve clinical decision-making. The patients will be able to download the G Medical app and receive a digital health kit to measure biometric data in one single device.

“We are excited to have G Medical Innovations provide their powerful technology and 31 test kits to those serving our country in veteran affairs and all military branches here and abroad.  Innovations like this will help protect and improve the care of our veterans and military serving soldiers, now and into the future,” explained Robert Domenici, Lieutenant Colonel (USA Ret.) President and CEO, RSS Inc.

“We are delighted to say that we could not find a better partner to serve veterans affairs and all military branches than RSS Inc. G Medical is committed to providing the highest level of care and service to our veterans and military personnel,” said Dr. Yacov Geva, Chief Executive Officer and Founder of G Medical Innovations.

About G Medical Innovations

G Medical Innovations is a health care company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device, a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both health care providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing  multi-channel patient-worn biosensors with algorithms, to generate real time analysis and transmission that captures electrocardiography data continuously, including QT syndrome prolongation detection. In addition, the Company is developing its wireless vital signs monitoring system, which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of independent diagnostic testing facility monitoring services and private monitoring services.

For more information about G Medical innovations, visit https://gmedinnovations.com/.

About Resilient Support Services

Resilient Support Services Inc. (RSS Inc.) is an experienced multi-faceted certified service-disabled veteran-owned business providing strategic advisory services to companies looking to navigate, identify and capitalize on the vast procurement complexities and opportunities within the federal, state, local government and the commercial sectors.  The company has a wide-array of health/safety, defense, industrial supply and construction products and service offerings available to its government and commercial clients within the US and abroad.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses the services and products to be provided by the Company to Resilient Support Services Inc and the potential benefits of G Medical Innovations’ technology and specifically the G Medical Prizma device to end users. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s Innovations Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on May 16, 2023, and our other filings with the SEC, which are available on the SEC’s website, www.sec.gov. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations
service@gmedinnovations.com